

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2013

Via E-mail
George Gemayel
Sunrise Global, Inc.
2530 S. Birch Street
Santa Ana, California 92797

> **Re:** **Sunrise Global, Inc.**
> **Form 8-K**
> **Filed May 31, 2013**
> **File No. 000-53047**

Dear Mr. Gemayel:

We note that in the above-referenced Form 8-K you have provided Form 10 information by reference to your Form 10-K for the year ended April 30, 2012. However, it is unclear whether the change in control described in the Form 8-K resulted in an Item 5.06 change in shell company status event. Please either advise us that there has not been a change in shell company status or amend the above-referenced Form 8-K to include the disclosure required by Item 5.06 of Form 8-K.

Please contact Scott M. Anderegg at (202) 551-3342 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director